BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: Schedules B & C

ISSUER DETAILS:
Name of Issuer	IMAGIS TECHNOLOGIES INC.
For Quarter Ended	March 31, 2002
Date of Report	May 9, 2002
Issuer Address	1300 - 1075 West Georgia Street Vancouver, British Columbia V6E 3C9
Issuer Fax Number	(604) 684-4601
Issuer Telephone Number	(604) 684-2449
Contact Name	Sandra Buschau
Contact Position	Vice President, Investor Relations
Contact Telephone Number	(604) 684-2449
Contact Email Address	sandy@imagistechnologies.com
Web Site Address	www.imagistechnologies.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond Name of Director	"Iain Drummond" Sign (typed)	02/05/09 Date Signed (YY/MM/DD)

Altaf Nazerali Name of Director	"Altaf Nazerali" Sign (typed)	02/05/09 Date Signed (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.     Analysis of expenses:

a)     Cost of materials
Supplies	10,267
Customs, duty and freight	22
Total	$10,289

b)     Administration expenses
Bank charges and interest, net	2,066
Consulting fees	96,792
Foreign exchange	19,189
Office and rent	198,922
Management fees	31,400
Salaries and benefits	58,602
Professional fees	66,239
Shareholder relations and regulatory filings	278,821
Stock-based compensation	145,031
Travel and entertainment	100,116
Total	$997,178

2.     Related party transactions:
Wages and benefits for three officers	$80,545
Management fees for one director and two officers	47,900
Total	$128,445

3.     Summary of securities issued and options granted during the period ended March 31, 2002

a)     Summary of securities issued during the period:
Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds
01/04/02	Common	Option exercise	45,000	$1.00	$45,000
01/25/02	Common	Option exercise	13,500	$1.00	$13,500
01/29/02	Common	Option exercise	16,166	$1.00	$16,166
01/31/02	Common	Option exercise	25,833	$1.00	$25,833
02/04/02	Common	Warrant exercise	17,850	$1.10	$19,635
02/07/02	Common	Option exercise	5,000	$1.00	$5,000
02/08/02	Common	Bonus shares	37,500	$2.10	$78,750
02/19/02	Common	Option exercise	7,666	$1.00	$7,666
02/21/02	Common	Option exercise	4,000	$1.00	$4,000
02/26/02	Common	Warrant conversion	70,000	$2.17	$151,900
02/28/02	Common	Option exercise	13,500	$1.00	$13,500
03/11/02	Common	Warrant exercise	35,000	$2.55	$89,250
03/11/02	Common	Warrant exercise	92,077	$2.17	$199,808
03/11/02	Common	Warrant exercise	4,150	$1.10	$4,565
03/11/02	Common	Warrant conversion	150,816	$2.17	$327,271
03/19/02	Common	Option exercise	2,500	$1.50	$3,750
03/25/02	Common	Warrant exercise	35,058	$2.17	$76,076

3.     Summary of securities issued and options granted during the period ended March 31, 2002, continued

b)     Options/warrants granted during the period:
Date of Grant	Type of Issue	Number	Name	Exercise Price	Expiry Date
01/18/02	Warrant	50,000	Pembridge Venture Partners	$2.20	01/18/04
01/31/02	Option	10,000	Employee	$2.24	01/31/07
02/08/02	Option	100,000	Consultant	$2.97	02/08/04
03/01/02	Option	50,000	Employees	$3.40	03/01/07
03/04/02	Option	30,000	Employees	$3.40	03/04/07
03/04/02	Option	250,000	Roy Davidson Trivett	$3.40	03/04/07

4.     Summary of securities as at March 31, 2002

a)     Authorized share capital: 100,000,000 common shares without par value

b)     Number and recorded value for shares issued and outstanding:

Issued and outstanding Balance March 31, 2002	No. of shares 17,324,968	Amount $11,940,289

c)     Description of options, warrants and convertible securities outstanding:

Options
Number of common shares issuable	Exercise Price	Date of Expiry

230,000	$0.30	July 6, 2003
1,052,999	$1.00	Various to August 30, 2006
977,500	$1.50 to $2.90	Various to December 30, 2005
2,260,499

Warrants
Number of common shares issuable	Exercise Price	Date of Expiry

266,666	$1.25	June 25, 2002
133,334	$1.25	February 23, 2003
50,000	$4.00	June 16, 2002
252,000	$1.10	Various to May 6, 2003
114,666	$2.55	November 9, 2002
678,840	$2.55	Subject to qualification
15,633	$2.17	November 9, 2002
50,000	$2.20	June 18, 2004
1,561,139

4.     Summary of securities as at March 31, 2002, continued

c)     Description of options, warrants and convertible securities outstanding:

Convertible Securities

On November 9, 2001, 1,427,682 special warrants were sold at a price of $2.17 per special warrant, each of which entitles the holder, upon exercise and without payment of further consideration, to acquire one common share of the Company and one-half of one common share purchase warrant (the "Warrants") of the Company. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of $2.55 for a period of one year from the date the underlying shares are qualified for resale.

During the period, 551,037 special warrants were converted into one common share and 275,518 warrants. 35,000 of the related warrants were exercised for gross proceeds to the Company of $89,250.

d)     Total Number of Shares in Escrow

The 266,669 shares remaining in escrow were released on February 23, 2002.

5.     List of directors and officers as of May 9, 2002:

Oliver "Buck" Revell - Chairman and a Director
Iain Drummond - President, Chief Executive Officer and a Director
Ross Wilmot - Vice President, Finance and Chief Financial Officer
Sandra Buschau - Vice President, Investor Relations
Altaf Nazerali - Director
Robert Gordon - Director
Rory Godinho - Secretary and a Director
Frederick Clarke - Director
Andy Amanovich - Chief Technology Officer
Roy Trivett - Director

SCHEDULE C:     MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Forward-Looking Statements:

Statements in this Quarterly Report on Form 10-QSB, including, but not limited to, those concerning Imagis Technologies Inc.'s (the "Company") expectations of results of the Company's operations in future periods, the amount and timing of revenues and earnings in future periods, future sales, gross profits, sales and marketing expenses, technical services expenses, technology development expenses, administration expenses, product introductions and cash requirements include certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. As such, the Company's actual results may vary materially from expectations as a result of certain factors including, but not limited to, the failure of the market for the Company's products to grow as anticipated; the success of certain strategic alliances among the Company and certain third parties; product pricing or other initiatives of the Company's competitors; the possibility that the Company's other customers defer purchasing decisions due to economic or other conditions or will purchase products offered by the Company's competitors; product development, product pricing or other initiatives of the Company's competitors; variations in the level of orders which can be affected by general economic conditions and in the markets served by the Company's customers; international economic and political climates; difficulties or delays in the functionality or performance of the Company's products; the Company's timing of future product releases or improvements; the Company's failure to respond adequately to either changes in technology or customer preferences; changes in pricing; the Company's ability to manage growth; risk of nonpayment of accounts receivable; changes in budgeted costs and the factors listed in Exhibit 99.1 to this Quarterly Report, which is herein incorporated by reference.

In some cases, you can identify forward-looking statements by the Company's use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. The Company is under no duty to update any of our forward-looking statements after the date of this filing. You should not place undue reliance on forward-looking statements.

Unless otherwise indicated, all references herein are to Canadian Dollars.

About Imagis

Imagis Technologies Inc. is a developer and marketer of software applications and advanced biometric facial recognition software solutions both as products and as a Software Development Kit. These applications provide a range of security solutions in various industry sectors including airports, law enforcement, customs, immigration and other government agencies, and gaming. The Company currently has well over a hundred installations, including Toronto's Pearson International Airport, the world's 16th busiest airport. The Company markets its products through a network of business partners located in North America, Asia, Europe and Latin America, and has installations in the US, Canada, Mexico and the UK.

ID-2000 - Image Detection and Biometric Facial Recognition

This software technology has enabled the Company to enter the biometric market.

ID-2000 is a facial recognition software system designed for the law enforcement, airport security, gaming and security industries that captures an offender's image, typically via a video camera, and then creates a biometric code that can be compared to other encoded images in a database. ID-2000 allows an individual in a database to be identified in seconds, using only an image or photograph as the search criterion. Matching records will be displayed as a list, together with their associated thumbnail images. From this, any record can be selected and full details, together with a full size image, will be displayed. Extensive linkages enable the database to be mined to display details, such as aliases, known associates and vehicles, as well as images of other distinguishing features, such as marks, scars and tattoos. Where appropriate, details such as previous crimes or gang memberships can also be displayed. ID-2000 also works with Casino-ID and Envisage for use in the gaming and security sectors.

ID-2000 is also available as a Software Development Kit, or SDK, which is designed to enable developers at the Company's business partners to integrate its facial recognition capabilities into their own applications.

In addition, the Company has adapted its facial recognition software to include the identification of non-facial objects in background imagery and personally identifiable markings, such as tattoos. The biometric solution purchased by the UK's National Crime Squad will be used to crack down on international online child pornography. The ability of law enforcement agencies to identify background imagery, as well as victims and perpetrators, is an important factor in preparing for and solving missing persons investigations.

Secure-ID (Airport Security)

Secure-ID is designed to use ID-2000 to scan the faces of travellers entering or leaving an airport, isolate individual faces, encode them and match them against a database of serious criminals or known terrorists. A variation on the system is already in use at Toronto's Pearson International Airport, where the Royal Canadian Mounted Police have successfully used it to identify wanted individuals trying to enter Canada.

Secure-ID uses standard surveillance cameras and requires no manual intervention. While it is possible to identify individuals in a crowd, cameras should be positioned where they can obtain clear images, such as the check-in desk, metal detector, gate and so on. Where there is a possible match, a monitor in the security office will display the image of the passenger, together with the image of the possible match in the database. The security officer at the screen will visually compare the two images and, if they match, take appropriate action.

CABS - Computerized Arrest & Booking System

CABS is an integrated information and imaging system developed for the Royal Canadian Mounted Police ("RCMP") and other law enforcement agencies. CABS currently has separate modules for offenders, non-offenders, staff and evidence. The offender module automates booking activities and reports, the production of mugshots and the generation of line-ups. Pictures of criminal suspects, as well as their marks, scars, tattoos and fingerprints, are all captured in the offender module of CABS. The non-offender module provides an electronic database of persons, such as teachers and day-care providers, who are required to be registered with the police. The staff module provides for the creation and management of staff identification. The evidence module provides for electronic management of photographs of evidence obtained in connection with a criminal arrest.

The CABS system is designed to collect the same information that would be recorded manually during a traditional booking situation and to store all of the information and photo images that are required in connection with arresting and prisoner reports. Compared to manual bookings, CABS offers the following advantages:

  captures more information than manual booking systems and allows the information to be retrieved quickly from multiple locations;

  allows offender information to be used for multiple inquiries and report generating purposes;

  generates automated line-ups based on user-specified criteria;

  provides a variety of required reports and other documents with the offender's photograph;

  allows the collection and retrieval of photographs of the offender, including identifying physical marks such as tattoos, scars and other markings;

  creates a database of offender information for access in the case of subsequent arrests or for generation of suspect lists;

  can be integrated with livescan electronic fingerprinting systems and with other computer software systems; and

  integrates with key dispatch systems, digital composite drawing programs and digital fingerprint systems to provide a complete police information management system.

CABS advanced data sharing capabilities allow different authorities to access decentralised information. The Company has recently implemented its first regional data sharing system. This allows RCMP detachments to share live information entered by their individual detachments. The major advantage of this data sharing system is that it allows one detachment to search a larger database containing offender information when booking a suspect, increasing the probability that the booking officer will discover prior arrests for the same individual. The RCMP does not retain any ownership interest or residual rights over the CABS system.

Overview

Revenue for software and services has historically accounted for a substantial portion of the Company's revenue. Typically, the Company enters into a fixed price contract with a customer for the licensing of selected software products and the provision of specific services. The Company generally recognizes total revenue for software and services associated with a contract using percentage of completion method based on the total costs incurred over the total estimated costs to complete the contract.

The Company's revenue is dependent, in large part, on significant contracts from a limited number of customers. As a result, any substantial delay in the Company's completion of a contract, the inability of the Company to obtain new contracts or the cancellation of an existing contract by a customer could have a material adverse effect on the Company's results of operations. The loss of certain contracts could have a material adverse effect on the Company's business, financial condition, operating results and cash flows. As a result of these and other factors, the Company's results of operations have fluctuated in the past and may continue to fluctuate from period-to-period.

Recent events have increased awareness of and interest in products that have law enforcement or other security applications. There can be no assurance, however, that such trends will continue or will result in increased sales of the Company's products and services.

Comparison of results of operations for the three months ended March 31, 2002 and 2001:

Revenues

The Company's total revenues increased 200% to $1,061,865 for the first quarter ended March 31, 2002 over the comparable prior year first quarter level of $353,836. The higher revenues were directly attributable to higher software sales revenues while other revenues declined in the quarter from the prior year amounts.

Sales of the Company's software products rose 410% to $985,954 in the first quarter of this year as compared to $193,045 in 2001. The large gain in software sales revenues this year arose primarily from the inclusion of approximately 60% of the revenues earned to March 31, 2002, through the Company's U.K. business partner, Serco PLC, as a result of a significant order.

Support and services revenues for the first quarter of 2002, at $59,830, were 48% lower than those in the comparable quarter in 2001 of $114,696. The lower 2002 level masks a 14% gain in annual support contract revenues this year over the 2001 first quarter amount. The overall decline resulted from reduced revenues derived from contract services this year, and is solely attributable to the completion of a single special contract that the Company commenced in 2000 directly for BCIT, rather than through a partner, which concluded in mid-2001. As stated last year, the Company is not seeking such contract work but intends to remain focused on both development and more profitable sales of its software products.

Other revenues were $16,081 for the first quarter of 2002, down from $46,095 earned in the first quarter of 2001. These revenues are earned from the sale of components, which are provided in conjunction with the installation or ongoing support of the Company's products, and the level of sales varies from period to period.

Operating costs

Operating costs totaled $2,201,367 for the first quarter in 2002, which is 120% higher than the total 2001 first quarter expenditures of $1,001,724. The higher costs over the prior year first quarter resulted from increases in staff in most functions, greater travel for both sales and marketing and technical support, and exceptional corporate costs included in the administration category. Operating costs include cost of materials, sales and marketing, technical Services, technology development, administration, interest and amortization.

Costs of materials and services

The costs of materials and services are incurred in conjunction with the support services that the Company provides to customers. These costs amounted to $10,289 in the first quarter of 2002, down 70% from the costs incurred in the first quarter of 2001 of $33,848.

Sales and marketing

Sales and marketing costs for the first quarter of 2002, at $557,748, were 114% higher than the comparable period in 2001 of $260,422. The increase is attributable to higher costs incurred for new sales and marketing representatives in the US, Europe and the Far East, all engaged on a contract basis in the past few months. There were no sales and marketing representatives on contract prior to this time and hence no comparable 2001 costs. In addition, travel and trade show costs for both staff and representatives rose 195% due to the increase in the number of staff members traveling and overall increase in sales and marketing activity this year over that in the prior year when funds were limited. The Company intends to further increase its sales and marketing team during the year and, therefore, expects that quarterly sales and marketing costs will increase in future quarters as a result.

Technical services

Costs for the technical services group were $239,397 in the first quarter of this year, which is 37% higher than the comparable 2001 first quarter costs of $175,018. The 2002 increase reflects primarily a 51% increase in travel costs in support of the installation in Alameda County, California ("Alameda"), necessitated by the technical aspects of the application. The technical services group generally assists the Company's strategic partners in their installation of its products and also provides clients with any technical support that they may require under annual support contracts. These costs primarily include expenses related to salaries, facilities and travel. While the function costs have increased over the prior year, costs for future quarters are expected to be in line with the first quarter level.

Technology development

Technology development costs for the first quarter ended March 31, 2002 were $369,706, which is 35% higher than the 2001 comparable costs of $273,643. The increase over the prior period reflects a number of additions to staff and higher travel costs incurred during the quarter. The Company added to its development staff throughout 2001 and continues to increase its development group capability. During the quarter, the group finalized for commercial release Version 8 of its ID-2000 facial recognition software, and is providing special support and enhancements for both the Alameda and National Crime Squad applications. Technology development costs are expected to remain at this level throughout the year.

Administration

Administration costs for the first quarter of 2002 were $997,178, which is 349% higher than for the comparable quarter in 2001 of $221,985. Administrative costs include staff salaries and related benefits and travel, professional fees, facility and support costs, shareholder, regulatory and investor relations costs and special financial advisory costs incurred related to the Company's corporate strategies and a special corporate privatization proposal received in the quarter.

While staff costs remained comparable to those of the prior year, generally all other categories were higher due the increased level of corporate activity this year. Facilities costs rose approximately 50%, professional fees rose over 300%, and shareholder, regulatory and investor relations costs rose approximately 200%, the increase primarily reflecting the Company's continued corporate branding efforts worldwide. The Company's financial advisory services costs incurred in the 2002 first quarter aggregated approximately $208,000, including a non-cash component with an imputed value of $78,750, for 37,500 common shares granted as partial compensation to one of the Company's advisors. No comparable financial advisory costs were incurred in the 2001 first quarter. The Company's administrative costs are expected to decline to some degree from the first quarter level since such one-time costs as the non-cash share issuance will not recur. Additionally, the Company incurred non-cash costs in 2002 of $145,031 for stock-based compensation as a result of stock options and warrants that were issued as compensation to non-employees. There were no comparable costs incurred in the 2001 first quarter.

Interest and amortization

Interest was earned this year on the additional funds on deposit amounting to $4,827 whereas in the prior comparable quarter, the Company incurred an expense of $32,032 related to outstanding advances that were liquidated late in 2001. Amortization in the first quarter of 2002 amounted to $31,876 as compared to $4,776 for the first quarter of 2001. The increase in amortization expense reflects recent purchasing of equipment whereas in the past, the Company leased most of its equipment to minimize cash outflows from month to month and software purchases that were expensed in the period.

Net loss for the period

Overall, the Company incurred a net loss for the 2002 first quarter of $1,139,502 or $.07 per share, which is 75% higher than the net loss incurred in the first quarter of 2001 of $647,888 or $.05 per share. While revenues rose 200% this period, significantly higher operating costs incurred in virtually all categories to build the Company aggressively served to offset the revenue gain.

SUBSEQUENT EVENTS

The Company has received an aggregate of $94,975 in respect of 43,500 warrants that were exercised at various prices up to May 7, 2002.

An additional 210,208 special warrants were converted up to May 7, 2002, resulting in the issuance of an additional 105,104 warrants exercisable at a price of $2.55 up to November 9, 2002.

(a)     On April 2, 2002 50,000 special warrants were converted to common shares at a deemed price of $2.17 per special warrant for total deemed proceeds to the Company of $108,500.

(b)     On April 5, 2002 160,208 special warrants were converted to common shares at a deemed price of $2.17 per special warrant for total deemed proceeds to the Company of $347,651.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On November 9, 2001, the Company completed a brokered private placement of $3,098,070 and a non-brokered private placement of $497,650.

Under the brokered private placement, the Company issued 1,427,682 special warrants at a price of $2.17 per special warrant, with each special warrant being convertible into one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holder thereof to acquire an additional common share for a period of one year from the date the underlying shares are qualified for resale (the "Qualification Date") at a price of $2.55 per share. Thomson Kernaghan & Co. ("Thomson Kernaghan) placed 920,770 special warrants and Canaccord Capital Corporation ("Canaccord") placed 506,912 special warrants.

Thomson Kernaghan and Canaccord were paid a cash commission of 8% of the gross proceeds received by the Company from the sale of the special warrants and has issued agent's compensation options entitling them to collectively purchase 142,768 common shares at a price of $2.17 per share for a period of one year following the Qualification Date.

Under the non-brokered private placement, the Company issued 229,332 units at a price of $2.17 per unit, with each unit comprised of one common share and one half of a warrant. Each whole warrant entitles the holder thereof to acquire an additional common share at a price of $2.55 per share for a term expiring on November 9, 2002.

The Company intends to use the proceeds of the offering to expand its sales and marketing activities, to add additional developers to its research and development department and to accelerate its business opportunities in the law enforcement, airport and security markets.

LIQUIDITY AND SOLVENCY

The Company's liquidity improved significantly in 2001, with its cash on hand increasing from an opening position of $59,497 to the closing balance at December 31, 2001 of $200,659 in cash and short-term investments amounting to $2,560,000. There were no short-term investments in 2000. The increase was realized through the exercise of the Company's options and warrants, and the completion of three financings in the year. Funds derived in the year from the exercise of options amounted to $395,834 and from the exercise of warrants amounted to $1,523,700.

With respect to financing, in its first round, a private placement, the Company issued 1,501,000 units priced at $1 per unit, each unit convertible into one common share and one full warrant convertible into another common share at a price of $1.10. This yielded proceeds of $1,501,000 to the Company. The second financing, completed early in the fourth quarter, was also a unit private placement, in this case for the issue of 229,332 units priced at $2.17 per unit. Each unit consisted of one common share and a half warrant, with two half warrants converting into one common share at an exercise price of $2.55, and this netted cash of $497,650 to the Company. These two financings provided an aggregate cash infusion to the Company of $1,998,650. The third financing was completed shortly after the second and involved the sale of 1,427,682 special warrants also priced at $2.17 per special warrant, and yielded net proceeds of $2,822,061. Each special warrant is convertible into one common share and one half warrant on similar terms to those of the private placement unit and at a price of $2.55. In total, during 2001 the Company raised approximately $6.7 million.

These new funds were used primarily to sustain the Company's operating loss for the year of $3,020,704. With the stronger cash position, the Company was also able to extinguish its related party loans amounting to $1,072,317, to make short-term deposits amounting to $2,560,000 and to acquire additional computer equipment at a cost of $24,772. After the loss for the year adjusted for non-cash items and these disbursements, the Company had a net gain in cash in the year of $141,162 and when added to the cash on hand at the beginning of the year of $59,497, cash at December 31, 2001 available for future operations, exclusive of the additional funds on deposit of $2,560,000, aggregated the above-noted amount of $200,659.

At present with this operating capital and two major outstanding order commitments, management believes the Company is capable of sustaining its operations throughout the remainder of the year with no further financing requirements. However as noted above, its business plan for 2002 anticipates continuing product development work in both its traditional biometric applications and in new development of non-biometric applications, In addition, the Company recently identified other areas in discussions with its newest strategic partner, the Sanyo Semiconductor Company, and consequently sees the need to continue to add development staff.

From a marketing perspective, a number of international opportunities have arisen and the Company's plan calls for added emphasis in advancing awareness of its products internationally, and additional sales and marketing staff are planned for this undertaking. Taking into account these various new opportunities, the Company may consider additional financing this year to funds its 2002 operations.